CORRESP for Form 1-A Amendment

LEMONT INC CIK: 0001617216
135-50 Roosevelt Ave., 308
Flushing, NY11354

March 20, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:
     Shannon Sobotka, Staff Accountant
     Robort Telewicz, Senior Staff Accountant
     Rahul Patel, Attorney-Advisor
     Erin E Martin, Senior Counsel

Re: Lemont Inc
     Offering Statement on Form 1-A
     Filed Febuary 18, 2015
     File No. 024-10437

The follow contents are in response to SEC comments for our offering statement and amendments:

General

1. Please send all amendments to the following address: Filer Desk - Mail Stop 3040, U.S. Securities and Exchange Commission, 100 F Street N.E., Washington, D.C. 20549.

Answer:

On March 20, 2015, we mailed the Form 1-A Amendment to the above address by a registering mail.

Part I - Notification, page 2

2. We note your disclosure on page 3 that you do not have any affiliates. We also note your disclosure that Lansdale Inc owns 90% of your shares. As a result, it would appear that Lansdale Inc is an affiliate. Please list Lansdale Inc as an affiliate or advise.

Answer:

Lansdale Inc is listed as an affiliate.

Please see the amendment contents of (g) of Notification on page 3-4 in Form 1-A amendment.

3. We note your disclosure on page 5 of your Offering Statement that 5% of your shares will be offered on exchanges. Please tell us which exchanges you plan on listing your shares. Please also detail how you intend on listing your shares for trading on an exchange without an effective registration statement or advise.

Answer:

We will plan on listing our shares in the OCT of NASDAQ Exchanges. We aren't listing our shares for trading on any exchanges before the offering statement will be effective.

Please see the amendment contents of Item 6 on page 5 in Form 1-A amendment.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 5

4. We note that you have included a Subscription Agreement signed by Lansdale Inc on December 31, 2014 as Exhibit 1.1. Please revise to disclose the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available, or advise.

Answer:

Lansdale Inc amended the Subcription Agreement, and removed the contents about December 31, 2014.

Please see the amendment contents on Exhibit 1.1 in Form 1-A amendment.

Item 6. Other Present or Proposed Offerings, page 5

5. We note your disclosure that 360,000,000 shares will be offered to "special corporations and individuals." We also note your disclosure on page 5 of your Offering Statement that 340,000,000 shares will be sold to Lansdale Inc, and 20,000,000 shares will be sold to Mr. Jie Du. Please tell us whether Lemont and Jie Du are among the special corporations and individuals.

Answer:

Lemont and Jie Du are among the special corporations and individuals.

Please see the amendment contents of Item 6 on page 5 in Form 1-A amendment.

6. We note your disclosure of other present or proposed offerings indicating 360,000,000 Class A common shares will be offered to special corporations and individuals and 20,000,000 Class A common shares will be sold in public market. Please clarify if this is an offering that is in addition to the 380,000,000 shares that are a part of your proposed offering on Form 1-A. If this is an additional offering, please tell us whether you plan on amending your Certificate of Incorporation to authorize additional shares.

Answer:

The 20,000,000 class A common shares are part of the 380,000,000 shares of our proposed offering on Form 1-A. It isn't in addition to the 380,000,000 shares of our proposed offering on Form 1-A, so we won't need on amending our Certificate of Incorporation to authorize additional shares.

Please see the amenment contents of Item 6 on page 5 in Form 1-A amendment.

Item 7. Marketing Arrangements, page 5

7. We note your disclosure that you do not have an underwriter or dealer. We also note your disclosure that Lansdale Inc will stabilize the market for any of the securities to be offered. Please explain to us why you do not view Lansdale Inc as an underwriter or dealer.

Answer:

Because Lansdale Inc buy and hold the shares of the Corporation for itself, so we don't view Lansdale Inc as an underwriter or dealer.

Please see the amendment contents of Item 7 on page 5-6 in Form 1-A amendment.

Part II - Offering Circular

8. We note that it appears that you have used Offering Circular Model A for your disclosure. Please refer to the General Instructions of Model A, which indicates that: "Each question in each paragraph of this part shall be responded to; and each question and any notes, but not any instructions thereto, shall be restated in its entirety." It does not appear that you have complied with the General Instructions to Model A. For example only, it does not appear that you have provided certain notes required by the Risk Factors, Business and Use of Proceeds sections. Please revise accordingly or advise.

Answer:

some order number was changed but their contents weren't changed.

All of the changed contents and the changed order number were marked.

(a). According the comments, we removed all notes that it wasn't required by the Risk Factors sections in Form 1-A instruction but we provided.

Please see the amendment contents of Risk Factors on page 9-10 in Form 1-A amendment.

(b). According the comments, we removed all notes that it wasn't required by the Business and Properties sections in Form 1-A instruction but we provided.

Please see the amendment contents of Risk Factors on page 10-13 in Form 1-A amendment.

(c). According the comments, we removed all notes that it wasn't required by the Use of Proceeds sections in Form 1-A instruction but we provided.

Please see the amendment contents of Risk Factors on page 16-17 in Form 1-A amendment.

9. Please remove the X next to the reference that indicates that the company has shown a profit in the last fiscal year given that the company's current financial statements present a loss position.

Answer:

The X next to the reference was removed.

Please see Page 8 in Form 1-A amendment.

Risk Factors, page 9

10. We note that management beneficially owns a significant portion of your securities. Please include risk factor disclosure of management's ability to exercise significant control over the company.

Answer:

We added the follow contents in Risk Factors in Form 1-A amendment:

The management beneficially owns a significant portion of the Corporation's securities, it is a risk factor that the management has ability to exercise significant control over the Corporation.

Please see the amendment contents of 7 of Risk Factors on page 10 in Form 1-A amendment.

Business and Properties, page 11

11. Please discuss how the company plans on holding or trading gold and silver.

Answer:

The Corporation will open accounts in some brokerages companies to trade the London gold and spot silver.

Please see the amendment contents of 1(d) of Businesses and Properties on page 12 in Form 1-A amendment.

12. We note your risk factor on page 10 that you will use no more than a 50:1 leverage ratio in making trades. Please discuss the degree to which you intend on leveraging your trades and the factors you will consider before making leveraged trades.

Answer:

Assume the highest degree which we intend on leverage our trading is 10, we will try to keep the degree is under 1 when we intend on leverage our trading, and then we can consider to use leverage for trading foreign exchange. When we use leverage to trading foreign exchange, we can gain more profits, but we will try to reduce risk when we use leverage to trade foreign exchange.

Please see the amendment contents of 1(l) of Businesses and Properties on page 13 in Form 1-A amendment.

13. We note your disclosure that CDPF will allow you to use your office and equipment for free for three years. We note that in return you will donate some of your profits to CDPF. Please revise to indicate that the use of your office and equipment is not free and disclose what percentage of your proceeds will be given in exchange to CDPF, or advise.

Answer:

The Corporation is free to use the office and equipment of CDPF. More than 25% of Wanjun Xie's proceeds from the Corporation will be given in exchange to CDPF,

Please see the amnement contents of 1(g) of Businesses and Properties on page 13 in Form 1-A amendment.

Plan of Operations and Milestones, page 14

14. Please revise this section to present it in the format provided by Question 4(a) of Model A or advise.

Answer:

We have revises Plan of Operations and Milestones to present it in the format provided by Question 4(a) of Model A.

Please see the amendment contents of 2(a) of Businesses and Properties of page 13-14 in Form 1-A amendment.

15. Please revise this section to state the probable consequences to the company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the company's liquidity in view of the company's then anticipated level of operating costs. Refer to Question 4(b) of Model A for guidance.

Answer:

If any delays upon the Corporation's liquidity in view of the Corporation's then anticipated level of operating costs, the Corporation maybe use double time to achieve each of the events or milestones.

Please see the amendment contents of 2(b) of Businesses and Properties on page 14 in Form 1-A amendment.

Use of Proceeds, page 19

16. Please explain in more detail the 6% interest ratio and how that relates to Lansdale Inc.

Answer:

The stock subscription receivable from Lansdale Inc must be paid within two years after the registering statement will be effective, and the stock subscription receivable from Lansdale Inc should pay interest. The year's interest ratio will be 6%.

Please see the amendment contents of 5 of Use of Proceeds on page 17 in Form 1-A amendment.

Financial Statements

General

17. Please ensure the mathematical accuracy of your financial statements within your amended filing.

Answer:

We checked and amended all our financial statements. We tried to do our best to ensure the mathematical accuracy of our financial statements within your amended filing.

All amended contents were marked.

Condensed Balance Sheets, page 31

18. Please clarify whether the "capital isn't in place" line item represents a stock subscription receivable from Lansdale, Inc. and, if so, revise the line item description on the balance sheet and others areas in the document where it has been discussed to reflect this fact. Additionally, please show the corresponding amount related to this line item as a debit and or negative on the face of the balance sheet.

Answer:

The "capital isn't in place" line item represents a stock subscription receivable from Lansdale, Inc. We revised the line item description on the balance sheet and others areas in the document where it has been discussed to reflect this fact. Additionally, we show the corresponding amount related to this line item as a debit and or negative on the face of the balance sheet.

Please see the amendment contents of Condensed Balance Sheets on Page 28 in Form 1-A amendment.

Please see the amendment contents of the Notes 11 the Financial Statement on Page 37 in Form 1-A amendment.

19. We note your inclusion of offering costs against proceeds in equity on your balance sheet and the same offering costs as an expense on your statement of income. Please tell us how you determined it was appropriate to include offering costs against proceeds on your balance sheet as it appears most of these costs relate to previous filings that were abandoned. Cite all relevant accounting literature within your response.

Answer:

We removed the offering costs against proceeds in equity on our balance sheet.

Please see the amendemnt contents of the Condensed Blance Sheets on page 28 in Form 1-A amendment.

Condensed Statement of Income, page 32

20. We note that the interest earned amount on the stock subscription receivable has been included in your revenue line item and again in the interest and other income (expense) line item. Please clarify. Additionally, tell us how you determined it was appropriate to record the interest earned as revenue as opposed to an equity transaction. Cite all relevant accounting literature within your response.

Answer:

Because Lansdale Inc amended the subscription agreement, so the interest income have been cancelled. The money of the interest income was changed to be payments of the stock subscription receivable of Lansdale Inc.

In the future, we won't record the interest earned as revenue as opposed to an equity transaction.

Please see the amendment contents of Condensed Statement of Income on page 28 in Form 1-A amendment.

Statement of Stockholders' Equity, page 33

21. Please

Answer:

We revised to include a column that shows the stock subscription receivable.

Please see the amendment contents of Statement of Stockholder's Equity on page 29-30 in Form 1-A amendment.

Condensed Statements of Cash Flows, page 34

22. Please revise to include the cash received from sales of your common stock.

Answer:

We revised to include the cash received from sales of your common stock.

Please see the amendment contents of Condensed Statements of Cash Flows on page 31 in Form 1-A amendment.

Part III - Exhibits

23. Please include a legal opinion as exhibit 11 as required under Item 2 of Part III of Form 1-A.

Answer:

We included a legal opinion as exhibit 11 as required under Item 2 of Part III of Form 1-A.

Please see exhibit 11.1 in Form 1-A amendment.

Other:

All other amendmed contents were marked.

Wanjun Xie
Wanjun Xie

President
Lemont Inc
Date: March 20, 2015